ZARGON
OIL & GAS LTD.

November 6, 2007

07028005

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

SUPPL

Dear Sir or Madame:

Re: Zargon Energy Trust
File No. 82-34907
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the Company's news release dated November 6, 2007. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
ZARGON ENERGY TRUST

B.C. Heagy
Executive Vice President & CFO

BCH/th

Encl.

11/16

Suite 700, 333 - 5 Avenue S.W., Calgary, Alberta T2P 3B6 Telephone (403) 264-9992 Facsimile (403) 265-3026
Email: zargon@zargon.ca Website: www.zargon.ca

NEWS RELEASE TRANSMITTED BY Marketwire

FOR: ZARGON ENERGY TRUST

TSX SYMBOL: ZAR.UN

AND ZARGON OIL & GAS LTD.

TSX SYMBOL: ZOG.B

November 6, 2007

Zargon Energy Trust Announces Retirement of Chairman and Appointment of New Chairman

CALGARY, ALBERTA--(Marketwire - Nov. 6, 2007) - Zargon Energy Trust ("Zargon") (TSX:ZAR.UN) (TSX:ZOG.B) announces that John O. McCutcheon is retiring as Chairman of the Board of Zargon. Mr. McCutcheon, along with Craig Hansen, was an original founder of Zargon and has provided valuable leadership to the organization over its entire 14 year public history. The Board of Directors of Zargon is deeply grateful to John for his many years of service as Chairman and would like to thank him for his contribution and look forward to his continued participation as a member of the Board of Directors of Zargon. As a result, Zargon is pleased to announce that the Board of Directors has appointed K. James Harrison as Chairman of the Board.

Mr. Harrison is a senior member of the Board of Directors of Zargon and has a long history of service to the organization as a board member since 1995. He has recently served as Chairman of the Governance & Nominating Committee and is President of K.J. Harrison & Partners Inc., an investment management firm.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Zargon Energy Trust
C.H. Hansen
President and Chief Executive Officer
(403) 264-9992

OR

B.C. Heagy
Executive Vice President and Chief Financial Officer
(403) 264-9992
Email: zargon@zargon.ca
Website: www.zargon.ca

INDUSTRY: Energy and Utilities-Oil and Gas
SUBJECT: BRD

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